

November 20, 2014

Via E-mail
Mr. Dean L. Ledger
Chief Executive Officer
Nanoflex Power Corporation
17207 N. Perimeter Dr., Suite 210
Scottsdale, Arizona 85255

    Re: **Nanoflex Power Corporation**
             Amendment No. 4 to Registration Statement on Form S-1
             Filed November 6, 2014
             File No. 333-193878

Dear Mr. Ledger:

We have reviewed your registration statement and we have the following comments.

General

1. Please update your financial statements and related disclosures pursuant to Rule 8-08 of Regulation S-X.

Distribution Prospectus

Plan of Distribution, page 14

2. Please clarify that the recipients of the Distribution Shares will be underwriters in connection with the Primary Resale as well as the disclosure that they will be such in connection with the liquidating distribution.

Legal Opinion, Exhibit 5.1

3. Please have counsel remove section (iii) in the second paragraph on page two of the legal opinion as this assumption is overly broad. Please see Section II.B.3.a of Staff Legal Bulletin No. 19 dated October 14, 2011.

4. Please revise to state that investors in the offering may also rely on the opinion.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: Via E-mail
       Darren Ofsink, Esq.